Exhibit 99.1

Pacific Drilling Announces Second-Quarter 2014 Results

Conference call set 9 a.m. Central time Thursday, Aug. 7

•	EBITDA(a) for the second quarter of $137.9 million, a 61 percent increase over the prior year’s second-quarter adjusted EBITDA(a) and representing an EBITDA margin(b) of 52.9 percent

•	Revenue efficiency(c) of 97.1 percent for the second quarter yielded revenue of $260.8 million, a 48 percent increase over the prior year’s second-quarter revenue

•	Cash flow from operations for the six months ended June 30, 2014, reached $223.4 million, a 110 percent increase over the prior year’s cash flow from operations for the comparable period

LUXEMBOURG (Aug. 6, 2014) — Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $260.8 million for the three months ended June 30, 2014, as compared to revenue of $225.6 million for first-quarter 2014 and $176.8 million for second-quarter 2013.

Net income for second-quarter 2014 was $49.9 million or $0.23 per diluted share, compared to net income of $22.2 million or $0.10 per diluted share for first-quarter 2014. Net income excluding charges(d) related to our debt refinancing for second-quarter 2013 was $21.0 million or $0.10 per diluted share.

CEO Chris Beckett said, “Despite the challenging market conditions, this quarter was the best in our company’s history. We continue to deliver exceptional financial results driven by our outstanding operational performance and ongoing fleet growth.”

“Pacific Drilling’s third quarter is off to a good start, as well,” Beckett added. “In July, our fleet achieved average revenue efficiency in excess of 96 percent. We agreed terms for Pacific Bora’s two-year extension, and expect the new rate to go into effect Aug. 26. The Pacific Sharav is currently mobilizing, and we expect it to be ready for Gulf of Mexico operations by the end of this month. Negotiations for the extension of Pacific Mistral are ongoing, and we are progressing on a direct negotiation for Pacific Meltem.”

Second-Quarter 2014 Operational and Financial Commentary

Contract drilling revenue for second-quarter 2014 was $260.8 million, which included $28.0 million of deferred revenue amortization, compared to contract drilling revenue of $225.6 million for first-quarter 2014, which also included $28.0 million of deferred revenue amortization. During the three months ended June 30, 2014, our operating fleet of five drillships achieved average revenue efficiency of 97.1 percent, the company’s highest average quarterly revenue efficiency to date. The increase in revenue efficiency resulted primarily from strong operational uptime driven by low incidence of equipment breakdowns. In addition, during the quarter we experienced relatively few periods of reduced dayrate due to standby or moving time and limited reduced dayrate related to performance or equipment issues.

Contract drilling expenses for second-quarter 2014 were $108.0 million, compared to $111.0 million for first-quarter 2014. Contract drilling expenses for second-quarter 2014 included $13.5 million in amortization of deferred costs, $4.4 million in reimbursable expenses, and $9.1 million in shore-based and other support costs. Shore-based and support costs increased by approximately $0.7 million compared to first-quarter 2014 as shore-based staff was expanded to support our growing operating fleet. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $177,800 in second-quarter 2014, compared to $183,800 for first-quarter 2014. The quarter benefited from a shift in the timing of certain maintenance activities.

General and administrative expenses for second-quarter 2014 were $13.8 million, compared to $12.5 million for first-quarter 2014. The increase in general and administrative expenses was primarily the result of planned hiring and annual compensation increases.

EBITDA for second-quarter 2014 was $137.9 million, compared to EBITDA of $100.9 million during the prior quarter. A reconciliation of EBITDA to net income is included in the accompanying schedules to this release. EBITDA margin for the quarter was 52.9 percent.

Interest expense for the second quarter was $28.6 million, compared to $26.0 million for the prior quarter.

Liquidity and Capital Expenditures

During the second-quarter, cash flow from operations was $100.6 million. Our cash balances were $149.6 million as of June 30, 2014, and our total outstanding debt was $2.8 billion. Following the increase of our revolving credit facility maximum cash sublimit from $200 million to $300 million, we have $800 million of undrawn capacity under our existing credit facilities.

During second-quarter 2014, our capital expenditures were $545.1 million, of which $504.3 million related to construction of our newbuild drillships, including payment for delivery of Pacific Sharav from the shipyard. Capitalized interest amounted to $18.1 million. The remaining expenditures primarily related to fleet spares and contractually required upgrades on our operating rigs that are partially or fully reimbursed by our customers. We estimate the remaining capital expenditures required to complete construction of our two newbuild drillships and develop spare blowout preventer, riser and thruster capacity to be approximately $940 million, excluding capitalized interest and client-reimbursed asset upgrades. We expect to cover these capital expenditures with a combination of our existing cash balances, future operating cash flows, undrawn capacity on our existing credit facilities and additional financing, which is uncommitted at this time.

Updates to 2014 Guidance

We reiterate our guidance on revenue efficiency provided with our fleet status report posted today, Aug. 6, 2014. The average revenue efficiency ranges of 91-95 percent for third-quarter 2014 and 90-93 percent for full-year 2014 include our expectations for unplanned downtime as well as planned events mainly related to export and reimport of rigs in Nigeria, completed in first-quarter 2014. The guidance is also reflective of required inspections across the fleet and the initial stages of the shakedown process for the Pacific Khamsin and Pacific Sharav, during which we expect their revenue efficiency to lag current levels of our first four operating rigs.

We reiterate our other guidance provided with our full-year 2013 results.

Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)	EBITDA and adjusted EBITDA are non-GAAP measures. Please refer to the reconciliation, included later in this press release, of net income to EBITDA and adjusted EBITDA along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.
(b)	EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c)	Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(d)	Net income excluding charges is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net income to net income excluding charges along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.

Conference Call

Pacific Drilling will conduct a conference call at 9 a.m. U.S. Central time on Thursday, Aug. 7, to discuss second-quarter 2014 results. To participate in the Aug. 7 call, please dial +1 785-830-1926 or 1-800-533-9703 and refer to confirmation code 3623093 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.

An audio replay of the call can be accessed after noon Central time on Thursday, Aug. 7, 2014, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 3623093. A replay of the call also will be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast-growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, has one drillship mobilizing to begin its drilling operations under client contract, and has two drillships under construction at Samsung Heavy Industries. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “tends to,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future client contract opportunities; future operational performance; revenue efficiency levels; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; backlog; market outlook; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; estimated rig availability; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, pending regulatory or other approvals or other reasons; actual contract commencement dates; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; governmental action, civil unrest and political and economic uncertainties; future levels of offshore drilling activity; impact of potential licensing or patent litigation; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30, 2014	March 31, 2014	June 30, 2013	2014	2013
Revenues
Contract drilling	$260,829	$225,591	$176,772	$486,420	$351,788
Costs and expenses
Contract drilling	(107,964)	(110,966)	(79,470)	(218,930)	(163,922)
General and administrative expenses	(13,773)	(12,533)	(11,550)	(26,306)	(22,578)
Depreciation expense	(46,449)	(46,154)	(36,603)	(92,603)	(73,106)

	(168,186)	(169,653)	(127,623)	(337,839)	(259,606)

Operating income	92,643	55,938	49,149	148,581	92,182
Other expense
Costs on interest rate swap termination	—	—	(38,184)	—	(38,184)
Interest expense	(28,599)	(26,031)	(21,700)	(54,630)	(44,460)

Total interest expense	(28,599)	(26,031)	(59,884)	(54,630)	(82,644)
Costs on extinguishment of debt	—	—	(28,428)	—	(28,428)
Other expense	(1,231)	(1,169)	(296)	(2,400)	(104)

Income (loss) before income taxes	62,813	28,738	(39,459)	91,551	(18,994)
Income tax expense	(12,931)	(6,508)	(6,118)	(19,439)	(11,521)

Net income (loss)	$49,882	$22,230	$(45,577)	$72,112	$(30,515)

Earnings (loss) per common share, basic	$0.23	$0.10	$(0.21)	$0.33	$(0.14)

Weighted average number of common shares, basic	217,293	217,121	216,959	217,208	216,931

Earnings (loss) per common share, diluted	$0.23	$0.10	$(0.21)	$0.33	$(0.14)

Weighted average number of common shares, diluted	219,523	217,464	216,959	219,377	216,931

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	June 30,	March 31,	December 31,
	2014	2014	2013
Assets:
Cash and cash equivalents	$149,617	$236,504	$204,123
Accounts receivable	157,863	176,393	206,078
Materials and supplies	82,472	74,045	65,709
Deferred financing costs, current	14,356	14,830	14,857
Deferred costs, current	36,594	43,099	48,202
Prepaid expenses and other current assets	26,528	27,111	13,889

Total current assets	467,430	571,982	552,858

Property and equipment, net	5,048,463	4,582,853	4,512,154
Deferred financing costs	46,913	50,161	53,300
Other assets	39,213	39,632	45,728

Total assets	$5,602,019	$5,244,628	$5,164,040

Liabilities and shareholders’ equity:
Accounts payable	$46,887	$71,898	$54,235
Accrued expenses	68,672	63,134	66,026
Long-term debt, current	349,167	307,500	7,500
Accrued interest	22,029	34,718	21,984
Derivative liabilities, current	9,473	6,781	4,984
Deferred revenue, current	86,499	94,566	96,658

Total current liabilities	582,727	578,597	251,387

Long-term debt, net of current maturities	2,438,532	2,121,766	2,423,337
Deferred revenue	113,359	125,023	88,465
Other long-term liabilities	4,196	950	927

Total long-term liabilities	2,556,087	2,247,739	2,512,729

Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 217,321 and 217,035 shares outstanding as of June 30, 2014 and December 31, 2013, respectively	2,173	2,171	2,170
Additional paid-in capital	2,363,758	2,361,573	2,358,858
Accumulated other comprehensive loss	(22,291)	(15,135)	(8,557)
Retained earnings	119,565	69,683	47,453

Total shareholders’ equity	2,463,205	2,418,292	2,399,924

Total liabilities and shareholders’ equity	$5,602,019	$5,244,628	$5,164,040

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash flow from operating activities:
Net income (loss)	$49,882	$22,230	$(45,577)	$72,112	$(30,515)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	46,449	46,154	36,603	92,603	73,106
Amortization of deferred revenue	(28,038)	(28,008)	(17,322)	(56,046)	(34,173)
Amortization of deferred costs	13,547	13,210	9,708	26,757	19,307
Amortization of deferred financing costs	2,343	2,578	2,974	4,921	6,661
Amortization of debt discount	182	173	59	355	59
Write-off of unamortized deferred financing costs	—	—	27,644	—	27,644
Costs on interest rate swap termination	—	—	38,184	—	38,184
Deferred income taxes	3,440	(12)	(702)	3,428	(1,379)
Share-based compensation expense	2,690	1,966	2,440	4,656	4,493
Changes in operating assets and liabilities:
Accounts receivable	18,530	29,685	(22,728)	48,215	11,963
Materials and supplies	(8,427)	(8,336)	(640)	(16,763)	(2,048)
Prepaid expenses and other assets	(4,818)	(14,600)	(3,988)	(19,418)	(7,392)
Accounts payable and accrued expenses	(3,538)	(4,682)	2,811	(8,220)	(14,485)
Deferred revenue	8,307	62,474	4,708	70,781	14,896

Net cash provided by operating activities	100,549	122,832	34,174	223,381	106,321

Cash flow from investing activities:
Capital expenditures	(545,058)	(88,826)	(82,574)	(633,884)	(217,533)
Decrease in restricted cash	—	—	172,191	—	172,184

Net cash provided by (used in) investing activities	(545,058)	(88,826)	89,617	(633,884)	(45,349)

Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	(503)	750	—	247	—
Proceeds from long-term debt	360,000	—	1,496,250	360,000	1,497,250
Payments on long-term debt	(1,875)	(1,875)	(1,401,563)	(3,750)	(1,456,250)
Payment for costs on interest rate swap termination	—	—	(41,993)	—	(41,993)
Payments for financing costs	—	(500)	(40,960)	(500)	(62,684)

Net cash provided by (used in) financing activities	357,622	(1,625)	11,734	355,997	(63,677)

Increase (decrease) in cash and cash equivalents	(86,887)	32,381	135,525	(54,506)	(2,705)
Cash and cash equivalents, beginning of period	236,504	204,123	467,691	204,123	605,921

Cash and cash equivalents, end of period	$149,617	$236,504	$603,216	$149,617	$603,216

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by the company to measure its operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the second quarter of 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net income (loss)	$49,882	$22,230	$(45,577)
Add (subtract):
Costs on interest rate swap termination	—	—	38,184
Interest expense	28,599	26,031	21,700
Depreciation expense	46,449	46,154	36,603
Income tax expense	12,931	6,508	6,118

EBITDA	137,861	100,923	57,028

Add (subtract):
Costs on extinguishment of debt	—	—	28,428

Adjusted EBITDA	137,861	100,923	85,456

Net Income Excluding Charges Reconciliation

During the second quarter of 2013, the company closed a refinancing transaction which resulted in material non-recurring costs of $66.6 million, primarily related to swap termination fees and the write-off of unamortized debt issue costs. Management believes that net income excluding charges related to our refinancing provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and detract from an understanding of our operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—   Reconciliation of Net Income (Loss) and Earnings (Loss) per Share to Non-GAAP Net Income Excluding Charges and Earnings per Share Excluding Charges

(in thousands, except per share information) (unaudited)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net income (loss)	$49,882	$22,230	$(45,577)
Add (subtract):
Costs on interest rate swap termination	—	—	38,184
Costs on extinguishment of debt	—	—	28,428

Net income excluding charges	49,882	22,230	21,035

Earnings (loss) per common share, basic and diluted	$0.23	$0.10	$(0.21)
Add (subtract):
Costs on interest rate swap termination	—	—	0.18
Costs on extinguishment of debt	—	—	0.13

Earnings excluding charges per common share, basic and diluted	0.23	0.10	0.10